140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Brussels	New York
	Chicago	Orange County
November 19, 2010	Doha	Paris
	Dubai	Riyadh
	Frankfurt	Rome
VIA EDGAR AND HAND DELIVERY	Hamburg	San Diego
	Hong Kong	San Francisco
	Houston	Shanghai
	London	Silicon Valley
United States Securities and Exchange Commission	Los Angeles	Singapore
Division of Corporation Finance	Madrid	Tokyo
100 F Street, N.E.	Milan	Washington, D.C.
Washington, D.C. 20549-6010
Attn: Sonia Bednarowski	047685-001

Re:	Spirit Airlines, Inc.
Registration Statement on Form S-1
File No. 333-169474

Dear Ms. Bednarowski:

On behalf of Spirit Airlines, Inc., enclosed please find a copy of the artwork intended to be included on the inside front and inside back cover of the preliminary prospectus to be included in the next pre-effective amendment to the registration statement and distributed to potential investors in the offering.

Please do not hesitate to contact me at (650) 463-2643 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond

of LATHAM & WATKINS LLP

Enclosures

cc:	B. Ben Baldanza, Spirit Airlines, Inc.
Thomas C. Canfield, Spirit Airlines, Inc.
Leslie N. Silverman, Cleary Gottlieb Steen & Hamilton LLP

spirit
The ULCC of the Americas
EXIT
low fares to/from Fort Lauderdale
from only
$9*
each way, based on roundtrip purchase.
low fares to/from Atlantic City
from only
$19*
each way, based on roundtrip purchase.
$9
fare club

spirit
The ULCC of the Americas

PLATTSBURGH / MONTREAL
NIAGARA FALLS / TORONTO
BOSTON
DETROIT
NEW YORK/LAGUARDIA
CHICAGO/O'HARE
LATROBE / PITTSBURGH
ATLANTIC CITY
LAS VEGAS
CHARLESTON
WASHINGTON, D.C./REAGAN NATIONAL
LOS ANGELES
DALLAS/ FT. WORTH
ATLANTA
MYRTLE BEACH
ORLANDO
TAMPA
WEST PALM BEACH
FT. MYERS
FT. LAUDERDALE
SAN SALVADOR BAHAMAS
NASSAU BAHAMAS
SAN JUAN PUERTO RICO
AGUADILLA PUERTO RICO
SANTIAGO DOMINICAN REPUBLIC
ST. MAARTEN
ST. THOMAS USVI
CANCUN MEXICO
PUNTA CANA DOMINICAN REPUBLIC
PORT AU PRINCE HAITI
SANTO DOMINGO DOMINICAN REPUBLIC
MONTEGO BAY JAMAICA
KINGSTON JAMAICA
ARUBA
GUATEMALA CITY GUATEMALA
BARRANQUILLA COLOMBIA
SAN PEDRO SULA HONDURAS
PANAMA CITY PANAMA
CARTAGENA COLOMBIA
MANAGUA NICARAGUA
SAN JOSE COSTA RICA
MEDELLÍN COLOMBIA
BOGOTÁ COLOMBIA
ARMENIA COLOMBIA
LIMA PERU
spirit
SEASONAL SERVICE / SERVICIO DE TEMPORADA
Service starts 11/11/2010 / Servicio comienza 11/11/2010
Service starts 01/14/2011 / Servicio comienza 14/01/2011
Service starts 01/27/2011 / Servicio comienza 27/01/2011
Service starts 02/12/2011 / Servicio comienza 12/02/2011
Service starts 03/03/2011 / Servicio comienza 03/03/2011
Service starts 05/05/2011 / Servicio comienza 05/05/2011